ZIMMER HOLDINGS, INC.
[VIA EDGAR]
December 22, 2005

Mr. Kevin Vaughn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Sutton Place
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	Zimmer Holdings, Inc.
File No. 001-16407
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 8-K dated October 26, 2005
Dear Mr. Vaughn:
     On behalf of Zimmer Holdings, Inc. (the “Company”), this letter is in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated December 20, 2005 relating to the Company’s 2004 annual report on Form 10-K and current report on Form 8-K dated October 26, 2005. For the sake of convenience, we have reproduced the comment in bold-face below, with our response thereto following such comment.
     Form 8-K dated October 26, 2005
1.	Comment: We note that you present your non-GAAP measures in the form of statements of operation. That format may be confusing to investors as it also reflect several non-GAAP measures, including non-GAAP costs of products sold, non-GAAP gross profit, non-GAAP acquisition expenses, non-GAAP operating expenses, non-GAAP operating profit, non-GAAP income tax expense and non-GAAP net income and income per share amounts, each of which have not been separately identified and described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. You should explain why you believe each measure provides useful information to investors.
345 East Main Street, Warsaw, IN 46580

•	To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.
•	Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of regulation S-K and FAQ 8 for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.
Response: The Company will remove the non-GAAP statements of operations format, which were included on pages 17, 18, 19 and 20 of Exhibit 99.1 in the Form 8-K dated October 26, 2005, from its future filings and will only disclose in future filings those non-GAAP measures used by management with the appropriate reconciliations.
The Company acknowledges: (a) the Commission’s advice contained in the third paragraph on page 2 of the Commission’s December 20, 2005 comment letter; and (b) the responsibility of the Company and its management for the accuracy and adequacy of the disclosures in the Company’s filings. In addition, with respect to filings addressed in the comment letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     If you have any questions or comments, please contact me at (574) 372-4790 or sam.leno@zimmer.com
Sincerely,
/s/ Sam R. Leno
Executive Vice President,
Finance and Corporate Services
and Chief Financial Officer
cc: Michele Gohlke, Branch Chief